Exhibit 99.1

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial announces future Senior Leadership Team change

London, September 7, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announces that Brad Crews, President North America, has indicated his intention to retire. Mr. Crews is a longstanding member of the Company’s Senior Leadership Team and is also the leader of the North American Agricultural Segment. During 2023, Brad will focus on a new role, supporting Derek Neilson, President Agriculture, by spearheading various strategic initiatives. Mr. Crews will retain his current responsibilities until his replacement as President, North America, is announced.

Brad Crews has been key to the growth and success of CNH Industrial during his 28 years with the company, during which he held a series of leadership roles in manufacturing, quality and operations.

“I would like to thank Brad for his unstinting dedication to CNH Industrial, and more importantly to his focus on always delivering for our customers, the world’s farmers and growers – something he will continue to do in his new role, working closely with Derek,” said Scott W. Wine, Chief Executive Officer, CNH Industrial. “In nearly three decades with us, he has proven himself to be a broad, capable leader, with a keen ability to execute both our short and long-term initiatives. Along with the entire CNH Industrial team, I would like to wish him all the best for his future, well-deserved retirement.”

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

Brad_Crews_CNHI